TB SA Acquisition Corp

PO Box 1093, Boundary Hall

Cricket Square, Grand Cayman

KY1-1102, Cayman Islands

March 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	TB SA Acquisition Corp

Registration Statement on Form S-1

Filed February 12, 2021

File No. 333-253086

Ladies and Gentlemen:

This letter sets forth responses of TB SA Acquisition Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 11, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered Staff’s comment.

In addition, the Company has revised its Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amended Registration Statement on Form S-1 with this letter.

Registration Statement on Form S-1

Risk Factors, page 82

Our warrant agreement will designate de courts of the State of New York or the United District Court,…

1. Staff’s comment: Please expand your disclosure to describe any additional risks or other impact on warrant holders, such as increased costs to bring a claim.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Signatures, page II-5

2. Staff Comment: Please include the signature of the principal accounting officer or controller, as required by Instructions 1 to the Signatures in Form S-1.

Response: The Company acknowledges the Staff’s comment and has included the signature of its principal accounting officer.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Cedric Van den Borren at +44 20-7469-2380 of Kirkland & Ellis LLP.

Sincerely,

/s/ Andrew Wolfe
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Cedric Van den Borren

Kirkland & Ellis LLP

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